United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-34533	CUSIP Number 150838100
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		June 30, 2017
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CELADON GROUP INC
Full Name of Registrant
N/A
Former Name if Applicable
9503 East 33rd Street, One Celadon Drive
Address of Principal Executive Office (Street and Number)
Indianapolis, IN 46235
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As Celadon Group, Inc. (the "Company") previously disclosed, the Company's auditor, BKD, LLP ("BKD"), advised the Company it has determined that, based on additional information concerning transactions involving "revenue equipment held for sale," BKD has been unable to obtain sufficient appropriate audit evidence to provide a reasonable basis to support its previously issued reports on the Company's financial statements for its fiscal year ended June 30, 2016 and the quarters ended September 30, 2016 and December 31, 2016. The Audit Committee of the Company's Board of Directors is continuing to review this development. In addition, BKD is not performing its normal audit procedures with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017. These events have resulted in time and resource constraints on the Company’s accounting staff and Audit Committee, including the evaluation of any potential additional disclosures and financial statement impacts that need to be reflected in the Form 10-K. Accordingly, the Company’s filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2017, will be delayed. The Company is working to file the Form 10-K as soon as possible, but its continued evaluation of the matters noted above will cause the Form 10-K to be filed after the expiration of the fifteen calendar day extension period provided by Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Bobby Peavler	317	972-7000 ext. 23638
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Form 10-Q for third fiscal quarter ended March 31, 2017

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company presently expects to report a net loss for the year ended June 30, 2017. Because of the Company’s continued evaluation of the matters noted in Part III above, it is not in a position to give more detailed estimated results for the period.

  This filing contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as “expect,” “expects,” and similar terms and phrases. Forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. In this filing, the statements relating to the expected timing of filing the Form 10-K and expected financial results for the year ended June 30, 2017 are forward-looking statements. Such items have not been subjected to all the review and audit procedures associated with the release of actual financial results and are premised on certain assumptions. The following factors, among others, could cause actual results to differ materially from those in the forward-looking statements: estimates and adjusting entries made during the review and audit process; and the completion of all review and audit procedures and preparation of financial statements in accordance with generally accepted accounting principles. Readers should review and consider these factors along with the various disclosures by the Company in its press releases, stockholder reports, and filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

Celadon Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	09-14-2017	By /s/	Bobby Peavler	Title:	Executive Vice President, Chief Financial Officer, and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).